     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2002

                                       SECURITIES ACT FILE NO. 33-72932
                                       INVESTMENT COMPANY ACT FILE NO. 811-10287




                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM N-2

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           |_|
                         PRE-EFFECTIVE AMENDMENT NO.                         |_|

                        POST-EFFECTIVE AMENDMENT NO.                         |_|
                                     AND/OR
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       |X|
                               AMENDMENT NO. 4                               |X|

                        (CHECK APPROPRIATE BOX OR BOXES.)
                                 --------------
                           THE THAI CAPITAL FUND, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                       C/O DAIWA SECURITIES TRUST COMPANY
                               ONE EVERTRUST PLAZA
                          JERSEY CITY, NEW JERSEY 07302
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (201) 915-3650
                                 --------------
                                  JOHN O'KEEFE
                           THE THAI CAPITAL FUND, INC.
                       C/O DAIWA SECURITIES TRUST COMPANY
                               ONE EVERTRUST PLAZA
                       JERSEY CITY, NEW JERSEY 07302-3051
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)
                                 --------------
                                 WITH COPIES TO:

                          LEONARD B. MACKEY, JR., ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                                 --------------

                                EXPLANATORY NOTE

This filing is made solely for the purpose of filing as Exhibits the Articles Supplementary and the Amendment to the Amended and Restated By-Laws of The Thai Capital Fund, Inc.

                           PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

       (1)  Financial Statements (Not Applicable)
       (2)  Exhibits
            (a)  (1)  --    Articles of Incorporation*
                 (2)  --    Articles of Amendment**
                 (3)  --    Articles Supplementary+
           (b)   (1)  --    By-Laws, as amended**
                 (2)  --    Amendment to By-Laws***
                 (3)  --    Amendment to Amended and Restated By-Laws+
           (c)        --    Not applicable
           (d)        --    Specimen certificate for Common Stock**
           (e)        --    Not applicable
           (f)   (1)  --    Form of Investment Contract**
                 (2)  --    Form of International Investment Advisory
                            Agreement**
           (g)   (1)  --    Form of U.S. Purchase Agreement**
                 (2)  --    Form of International Purchase Agreement**
                 (3)  --    Form Intersyndicate Agreement**
                 (4)  --    Form of Master Agreement Among Underwriters**
                 (5)  --    Form of Standard Dealer Agreement**
                 (6)  --    Form of Agreement Among International Underwriters**
           (h)        --    Not applicable
           (i)   (1)  --    Form of Thai Custody Contract**
                 (2)  --    Form of U.S. Custodian Contract**
           (j)   (1)  --    Form of Registrar, Transfer Agency and Service
                            Agreement**
                 (2)  --    Form of Dividend Reinvestment Plan**
                 (3)  --    Form of Administration Agreement**
           (k)        --    Opinion and Consent of Rogers & Wells**
           (l)   (1)  --    Consent of Independent Accountants**
                 (2)  --    Opinion and Consent of International Legal
                            Counsellors  Thailand Ltd. as to Thai Tax Matters**
                 (3)  --    Opinion and Consent of Rogers & Wells as to U.S. Tax
                            Matters**
           (m)        --    Not applicable
           (n)        --    Form of Investment Letter**
           (o)        --    Not applicable
----------

     * Filed as an exhibit to the Fund's Registration Statement on Form N-2 on March 14, 1990 (File Nos. 33-33835; 811-06062).

     ** Filed as an exhibit to Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 on May 22, 1990 (File Nos. 33-33835; 811-06062).

     *** Filed as an exhibit to Amendment No. 3 to the Fund's Registration Statement on March 20, 1998 (File No. 811-06062).

     +    Filed herewith.
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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, and State of New Jersey, on the 29th day of April, 2002.

                                    THE THAI CAPITAL FUND, INC.


                                    By: /s/ John J. O'Keefe
                                        ----------------------------------------
                                        Name:  John J. O'Keefe
                                        Title: Vice President and Treasurer
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                                  EXHIBIT INDEX


EXHIBIT         DESCRIPTION OF DOCUMENT                LOCATION OF EXHIBIT
NUMBER          -----------------------           IN SEQUENTIAL NUMBERING SYSTEM
------                                            ------------------------------
  2          Articles Supplementary                           a(3)
  2          Amendment to Amended and                         b(3)
                Restated By-Laws